UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Barrick Gold Corporation

(Exact name of the registrant as specified in its charter)

British Columbia, Canada	1-9059
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212	M5J 2S1
(Address of principal executive offices)	(Zip code)

Joseph Heckendorn

775-397-5681

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

This Form SD of Barrick Gold Corporation. (the “Company”) is filed pursuant to the alternative reporting provision, Rule 13q-1(c) promulgated under the Securities Exchange Act of 1934, as amended. The Company’s annual resource extraction report for the year ended December 31, 2023 (the “Annual Report”), which contains the payment disclosure required by Form SD, was prepared in compliance with Canada’s Extractive Sector Transparency Measures Act. A copy of the Annual Report is filed as Exhibit 2.01 hereto and is publicly available at www.sedarplus.ca.

The following exhibit is filed as part of this report.

Section 3 - Exhibits

Item 3.01 - Exhibits

2.01-INS	XBRL Instance

2.01-SCH	XBRL Schema

99.1	Extractive Sector Transparency Measures Act – Annual Report of Barrick Gold Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Barrick Gold Corporation

By:	/s/ Joseph Heckendorn	May 29, 2024
	Joseph Heckendorn	(Date)
Vice President, Corporate Secretary and Associate General Counsel